Final Proxy Results - ML Total Return Bond Fund
1st Meeting Date: January 17, 2003
2nd Meeting Date: February 12, 2003

Record Date: November 22, 2002
As of: February 12, 2003

			Units Voted
		Votes Needed:
		50% + 1 of				Total Units
All Classes	Outstanding Shares	Outstanding Shares	For	Against	Abstain	Voted
1) Reorganization between ML Total Return Bond Fund and ML Bond Fund-Core Bond Portfolio	4,333,706	2,166,854	2,400,043	39,254	88,455	2,527,752

Voting Requirements:
The Quorum consists one-third of the shares entitled to vote at the Meeting.

Proposal 1 requires the affirmative vote of stockholders voting together as a single class, representing a majority of the outstanding shares entitled to be voted.